Room 4561

July 19, 2007

Arthur G. Ritchie
President and Chief Executive Officer
Sand Technology, Inc.
215 Redfern Avenue
Suite 410
Westmount, Quebec, Canada H3Z 3L5

Re: Sand Technology, Inc.
Form 20-F for the fiscal year ended July 31, 2006
Filed March 14, 2007
File No. 000-14884

Dear Mr. Ritchie:

We have completed our review of your Form 20-F and the related filings, and do not, at this time, have any further comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief